

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **April 1, 2011** AND ENDING **March 31, 2012**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NOMURA SECURITIES INTERNATIONAL, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO WORLD FINANCIAL CENTER, BUILDING B

(No. and Street)

NEW YORK	NEW YORK	10281-1198
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph M. Mattone **(212) 667-9546**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Ralph Mattone and Christopher Vickery, swear (or affirm) that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of Nomura Securities International, Inc., (the "Company") as of March 31, 2012, is true and correct. We further swear (or affirm) that based upon information available to us, neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The statement of financial condition of the Company is made available to all of the members and allied members of the New York Stock Exchange, Inc.



Name: Ralph Mattone
Title: Chief Financial Officer



Name: Christopher Vickery
Title: Chief Operations Officer



Notary Public

JULIET F. BUCK
Notary Public, State of New York
No. [illegible]
Qualified in New York County
Commission Expires ~~March 25, 20~~
May 19, 2014

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of segregation requirements and funds in segregation for customers trading on U.S. Commodity Exchanges.
- ☐ (p) Computation of CFTC Minimum Net Capital Requirement.
- ☐ (q) Statement of secured amounts and funds held in separate accounts for foreign futures and foreign options customers pursuant to Commission Regulation 30.7.
- ☐ (r) Schedule of segregation requirements and funds in segregation for customers' dealer options accounts.
- ☐ (s) Statement of sequestration requirements and funds in cleared OTC derivatives sequestered accounts Cleared OTC derivatives pursuant to Commission Regulation 1.25.
- ☐ (t) Independent auditor's report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Nomura Securities International, Inc.
(A subsidiary of Nomura Holding America Inc.)
March 31, 2012
with Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG

Nomura Securities International, Inc.

Consolidated Statement of Financial Condition

March 31, 2012

Contents

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Nomura Securities International, Inc.

We have audited the accompanying consolidated statement of financial condition of Nomura Securities International, Inc. and subsidiaries (the "Company") as of March 31, 2012. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Nomura Securities International, Inc. and subsidiaries at March 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 29, 2012

Nomura Securities International, Inc.

Consolidated Statement of Financial Condition

March 31, 2012
(Dollars in Thousands)

Assets		
Cash and cash equivalents		$ 2,048,302
Cash and securities segregated pursuant to federal and other regulations		770,448
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell (includes $55,547 at fair value)	$ 48,339,600	
Securities borrowed	16,843,898	
		65,183,498
Trading assets ($9,110,070 were pledged to various parties and $226,331 related to consolidated variable interest entities, not available to the Company)		43,233,634
Receivables:		
Brokers, dealers and clearing organizations	1,779,379	
Customers	405,480	
Interest and dividends	389,985	
		2,574,844
Securities received as collateral		24,141
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $88,343		74,550
Other assets		150,078
Total assets		$ 114,059,495

See accompanying Notes to Consolidated Statement of Financial Condition.

Nomura Securities International, Inc.

Consolidated Statement of Financial Condition

March 31, 2012
(Dollars in Thousands)

Liabilities and stockholder's equity		
Liabilities:		
Short-term borrowings:		
Securities sold under agreements to repurchase	$ 78,345,492	
Securities loaned	11,559,946	
Borrowings from Parent	2,185,034	
		$ 92,090,472
Trading liabilities		11,576,527
Payables and accrued liabilities:		
Brokers, dealers and clearing organizations	3,596,018	
Customers	1,026,868	
Compensation and benefits	299,794	
Interest and dividends	242,618	
Other	227,357	
		5,392,655
Obligation to return securities received as collateral		24,141
Commitments and contingent liabilities		
Subordinated borrowings		2,300,000
Long term borrowings at fair value (relates to consolidated variable interest entities and are non-recourse to the Company)		134,425
Total liabilities		111,518,220
Stockholder's equity:		
Common stock, without par value, 9,000 shares authorized, 5,984 shares issued and outstanding	–	
Additional paid-in capital	3,650,000	
Accumulated deficit	(1,108,725)	
Total stockholder's equity		2,541,275
Total liabilities and stockholder's equity		$ 114,059,495

See accompanying Notes to Consolidated Statement of Financial Condition.

Nomura Securities International, Inc.

Notes to Consolidated Statement of Financial Condition

March 31, 2012

1. Organization

Nomura Securities International, Inc. ("NSI" or the "Company") is a wholly owned subsidiary of Nomura Holding America Inc. ("NHA" or the "Parent") which itself is wholly owned by Nomura Holdings, Inc. ("NHI" or "Nomura"), a Japanese corporation. This consolidated statement of financial condition includes the accounts of NSI and its wholly-owned subsidiary Nomura Securities North America, LLC ("NSNA").

The Company is a U.S. registered broker and dealer under the Securities Exchange Act of 1934 and a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). Financial Industry Regulatory Authority ("FINRA") is the Company's designated regulator. The Company is licensed to transact on the New York Stock Exchange ("NYSE") and is a member of other principal U.S. securities exchanges. The Company provides investment banking and brokerage services to institutional customers and enters into principal transactions for its own account.

On November 30, 2011, NSI entered into a reorganization agreement with Nomura Holdings North America, Inc ("NHNA"), a wholly owned subsidiary of NHI, to acquire the assets and assume the liabilities of NHNA. This transaction was recorded at the net book value of NHNA since both the Company and NHNA were under common control. The assets included NHNA's investment in its wholly owned subsidiary, NSNA, which until January 1, 2012, was a U.S. registered broker and dealer under the Securities and Exchange Act of 1934. NSNA, which did not have any employees, provided investment banking services and was charged for the services of NSI employees conducting activities on its behalf. At the time of the purchase of NSNA, NSNA was dormant and no longer conducting investment banking activities.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiary. All material intercompany transactions and balances have been eliminated in consolidation. The Company consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control.

The Company also consolidates entities deemed to be variable interest entities ("VIEs") under ASC 810-10-15, *Consolidations – Variable Interest Entities* ("ASC 810-10-15"), where the Company has been determined to be the primary beneficiary of such entities. At March 31, 2012, the Company is the primary beneficiary of a number of variable interest entities (see Note 14).

2. Significant Accounting Policies (continued)

Use of Estimates

The consolidated statement of financial condition is presented in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Foreign Currency

Assets and liabilities denominated in non-United States dollar currencies are remeasured into United States dollar equivalents at spot foreign exchange rates prevailing on the date of the Consolidated Statement of Financial Condition, while revenue and expense accounts are remeasured at the actual foreign exchange rate on the date the transaction occurred. Gains and losses resulting from non-United States dollar currency transactions are included in income.

Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments with original maturities of three months or less other than those held for trading purposes. At March 31, 2012, cash equivalents of $2.0 billion consist primarily of overnight investments in money market funds valued based on quoted net asset values, which approximate fair value.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. Related revenues and expenses from customer securities transactions are recorded on a trade date basis. Proprietary securities transactions and the related revenues and expenses are recorded on a trade date basis.

Fair Value Measurements

A significant amount of the assets and liabilities of the Company are carried at fair value on a recurring basis under various accounting literature, principally applicable industry guidance, such as ASC 940, *Financial Services – Brokers and Dealers*, but also, ASC 815, *Derivative and Hedging* ("ASC 815") and by fair value option election in accordance with ASC 825, *Financial Instruments* ("ASC 825"). If the Company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings.

2. Significant Accounting Policies (continued)

The Company applies the fair value option for certain securities purchased under agreements to resell and long term borrowings of consolidated VIEs (see Notes 4 and 14).

ASC 820 *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements associated with the use of fair value requirements (see Note 4).

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivatives contracts, are recorded on the Consolidated Statement of Financial Condition at fair value, with unrealized gains and losses reflected in income.

Assets and liabilities recorded at fair value on the Consolidated Statement of Financial Condition are categorized for disclosure purposes, based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are defined by ASC 820 and are directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities (see Note 4).

Derivatives are recorded at fair value. Over-the-counter ("OTC") derivative financial instruments are presented on a net-by-counterparty basis and on a net-by-cash collateral basis where a legal right of setoff exists, in accordance with ASC 210-20, *Balance Sheet – Offsetting* and ASC 815-10-45, *Derivatives and Hedging – Overall – Other Presentation Matters*. The fair value is netted across products where allowable in the associated master netting agreements. Also, the Company offsets fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreements.

Transfers of Financial Assets

The Company accounts for the transfer of a financial asset as a sale when it relinquishes control over the asset by meeting the following conditions outlined in ASC 860 *Transfers and Servicing* ("ASC 860"), (a) the asset has been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the asset received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing

2. Significant Accounting Policies (continued)

activities, if the holders of its beneficial interests have the right to pledge or exchange the beneficial interests held and (c) the transferor has not maintained effective control over the transferred asset.

In connection with its securitization activities, the Company utilizes special purpose entities ("SPEs") to securitize agency and non-agency mortgage backed securities. The Company's involvement with SPEs includes structuring and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. The Company derecognizes financial assets transferred in securitizations provided that the Company has relinquished control over such assets and does not consolidate the SPE. The Company may obtain or retain an interest in the financial assets, including residual interests in the SPEs dependent upon prevailing market conditions. Any such interests are accounted for at fair value and are included in Trading assets within the Consolidated Statement of Financial Condition with the change in fair value included in income.

Collateralized Short-Term Financing Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired plus accrued interest, except for certain resale agreements and repurchase agreements for which the Company has elected the fair value option. Open repurchase and resale agreements are presented on a net-by– counterparty basis on the Consolidated Statement of Financial Condition where net presentation is permitted by ASC 210-20 *Balance Sheet – Offsetting*. It is the Company's policy to take possession of securities purchased under agreements to resell. Similarly, the Company is required to provide collateral to counterparties to collateralize securities sold under agreements to repurchase.

Substantially all of these transactions are collateralized by United States government and agency securities. The Company monitors the market value of the underlying securities as compared to the related receivables or payables, including accrued interest, and typically requests or returns additional collateral when deemed appropriate.

Securities borrowed and securities loaned are recorded on the Consolidated Statement of Financial Condition at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with

2. Significant Accounting Policies (continued)

the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. When securities are pledged as collateral for securities borrowed, such transactions are not recorded on the Consolidated Statement of Financial Condition. The Company monitors the market value of the securities borrowed or loaned against the collateral on a daily basis and additional cash or securities are obtained or refunded, as necessary, to ensure that such transactions are adequately collateralized. In accordance with ASC 860, when the Company acts as the securities lender in a securities lending agreement and receives securities as collateral that can be repledged or sold, it recognizes the amounts received and a corresponding obligation to return them. These amounts are recorded in Securities received as collateral and Obligation to return securities received as collateral, respectively, on the Consolidated Statement of Financial Condition.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization on the Consolidated Statement of Financial Condition. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the related assets. The estimated useful life of furniture and equipment is seven years. Certain internal and external direct costs of developing applications and obtaining software for internal use are capitalized and amortized, generally over three years. Leasehold improvements are amortized over the lesser of their economic useful lives or the remaining terms of the underlying leases, which range from one to six years.

Memberships in Exchanges

Memberships in exchanges, which represent rights to conduct business on securities exchanges or ownership interests in exchanges, are included in Other assets on the Consolidated Statement of Financial Condition. These memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects an adjustment for management's estimate of the impairment. There were no exchange membership impairments recorded during the year ended March 31, 2012.

Revenue Recognition

Interest and dividends revenues earned primarily from cash and cash equivalents, collateralized short-term financing agreements and trading assets are accounted for on an accrual basis. Dividends are recorded on an ex-dividend date basis.

2. Significant Accounting Policies (continued)

Principal transaction revenues consist of revenues related to realized and unrealized gains and losses on securities and derivative financial instruments.

Commission revenues, net, consist principally of fees charged to clients, primarily institutions and affiliates, for the execution of trades made on their behalf and are recorded on a trade date basis as securities transactions occur. Certain related party transactions are recorded as a reduction of commission revenues (see Note 12).

Fees from related parties include the allocation of revenues received from related parties based on a profit split of certain trading activities. The profit split is determined based on a number of factors including the location of the traders that produced the revenue and the location of capital at risk for that product. The Company also earns fees for certain operational and administrative services provided to related parties; these fees are determined under a service level agreement. Revenues are recognized as earned on an accrual basis.

Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or selling agent or from other corporate advisory services and are recognized when services for the transactions are determined to be completed and the income is deemed reasonably determinable. Transaction-related expenses, primarily consisting of legal, travel and other costs directly associated with the transaction, are deferred and recognized in the same period as the related investment banking transaction revenue. Underwriting revenues are presented net of related expenses. Non-reimbursed expenses associated with advisory transactions are recorded within professional fees expense, net of client reimbursements.

Expenses

Interest expense is incurred primarily on securities loaned, securities sold under agreements to repurchase, trading liabilities, borrowings from the Company's Parent and subordinated borrowings, and is accounted for on an accrual basis.

Service fees from/to related parties include costs for administrative functions outsourced to affiliated companies, primarily NHA. These fees are determined under either service agreements or an allocation method approved by management.

2. Significant Accounting Policies (continued)

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes as compared to financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740").

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions.

The Company's policy is to treat interest and/or penalties related to income tax matters and uncertain tax positions as part of pretax income.

New Accounting Pronouncements

Fair value measurement and disclosures

In May 2011, the FASB issued amendments to ASC 820 through the issuance of ASU 2011-04 Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"), which amends the accounting requirements for measuring fair value and fair value measurement disclosures and in particular:

- Prohibits application of block discounts for all fair value measurements, regardless of classification in the fair value hierarchy and clarifies how other premiums or discounts should be applied in a fair value measurement;

- Allows the fair value of certain financial instruments held in a portfolio to be measured on the basis of the net position being managed if certain criteria are met;

- Clarifies that the concepts of highest and best use and valuation premise in a fair value measurement are not relevant for most financial assets and financial liabilities;

- Clarifies that the fair value of a reporting entity's own equity instrument classified in shareholders' equity and certain liabilities should be measured from the perspective of a market participant that holds the instrument as an asset;

2. Significant Accounting Policies (continued)

- Clarifies that the principal market should be determined based on the market with greatest volume and level that a reporting entity can access, which is usually the market in which the reporting entity usually transacts;
- Requires additional qualitative and quantitative disclosures around fair value measurements, including more information around Level 3 inputs.

ASU 2011-04 is effective prospectively during interim and annual periods beginning after December 15, 2011. The Company adopted ASU 2011-04 effective January 1, 2012. The adoption of the revised guidance has not had a material impact on the Company's consolidated statement of financial condition.

In January 2010, the FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"), which expands the disclosures made under ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"), for fair value information. ASU 2010-06 expands fair value disclosure requirements, including a requirement that information about purchases, sales, issuances and settlements of Level 3 instruments be provided on a gross basis.

The gross information on purchases, sales, issuances and settlements is required in fiscal years beginning after December 15, 2010, which for the Company was the fiscal year beginning April 1, 2011. Because ASU 2010-06 impacts disclosures and not the accounting treatment of assets and liabilities, the adoption of ASU 2010-06 has not had a material impact on the Company's consolidated statement of financial condition.

Accounting for repurchase agreements and similar transactions

In April 2011, the FASB issued amendments to ASC 860 *Transfers and Servicing* ("ASC 860") through issuance of ASU 2011-03 *Transfers and Servicing (Topic 860):Reconsideration of Effective Control for Repurchase Agreements* ("ASU 2011-03") which modifies the effective control criterion for when repurchase agreements and similar transactions are accounted for as secured financing transactions or sales. Under previous guidance, when assessing effective control, one of the conditions a transferor was required to meet was the ability to repurchase or redeem the financial assets even in the event of default of the transferee. This ability was demonstrated through obtaining cash or other collateral sufficient to fund substantially all of the cost to purchase replacement assets should the transferee fail to return the transferred asset. The

2. Significant Accounting Policies (continued)

new requirements remove this condition and consequently, the level of cash collateral, haircuts and ongoing margining received by the transferor in a repurchase agreement or other similar agreement is now irrelevant in determining if it should be accounted for as a sale.

ASU 2011-03 is effective prospectively for new transactions and modifications of existing transactions that occur on or after the first interim or annual period after December 15, 2011. The Company adopted ASU 2011-03 effective January 1, 2012. The adoption of the revised guidance has not had a material impact on the Company's consolidated statement of financial condition.

3. Cash Segregated Pursuant to Federal and Other Regulations

Cash and money market mutual funds of approximately $703 million have been segregated on behalf of securities customers pursuant to the reserve formula requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3.

Cash of approximately $4 million and money market mutual funds of approximately $63 million are segregated pursuant to CFTC Regulations 1.20 and 30.7, and represent funds deposited by commodity customers and funds accruing to them as a result of trades or contracts.

4. Fair Value Measurements

The fair value of financial instruments

A significant amount of the Company's financial instruments are carried at fair value. Financial assets that are carried at fair value on a recurring basis include Trading assets and Securities received as collateral. Financial liabilities that are carried at fair value on a recurring basis include Trading liabilities and Obligation to return securities received as collateral. Additionally, the Company applies the fair value option for certain securities purchased under agreements to resell and all long-term borrowings issued by consolidated VIEs.

Other financial assets and financial liabilities are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

4. Fair Value Measurements (continued)

In all cases, fair value is determined in accordance with ASC 820, which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes the transaction occurs in the Company's principal market, or in the absence of the principal market, the most advantageous market for the relevant financial asset or liability.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter ("OTC") contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents the Company's estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities that are marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized. The use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected and quantitative assumptions used within the valuation model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

4. Fair Value Measurements (continued)

The degree of adjustments is largely judgmental and is based on an assessment of the factors that management believes other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments and the inputs for these calculations, are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and the Company's own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. Similar approaches are used to measure the credit exposure on the Company's liabilities as is used to measure counterparty credit risk on the Company's assets.

Valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. Our risk management unit reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model's suitability for valuation and sensitivity of the models used for a particular product. Model calibration is achieved by comparison to observable market pricing, comparison with alternative models, and analysis of risk profiles.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy ("the fair value hierarchy") based on the transparency of inputs used by the Company to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date are classified as Level 1. Examples are listed equity securities on the New York Stock Exchange.

4. Fair Value Measurements (continued)

Level 2 – Inputs other than quoted prices included within Level 1 that either are observable for the asset or liability, directly or indirectly are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. An example is an interest rate swap contract between a short-term floating interest rate and a fixed interest rate.

Level 3 – Financial assets and financial liabilities whose values are based on unobservable inputs are classified as Level 3. Unobservable inputs are based on the Company's own assumptions about what other market participants would consider (including assumptions about risk) under the best information available in the circumstances. These financial assets and financial liabilities are classified as Level 3, if such unobservable inputs have more than an insignificant impact on the fair value measurement of an instrument. Examples are certain collateralized loan obligations, equity derivatives and asset backed securities valued using significant unobservable parameters.

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement of the instruments. As a result, a financial instrument valued using a combination of Level 1, 2 and 3 inputs would be classified as a Level 3 financial asset or liability where the Level 3 inputs are significant to its measurement.

As explained above, the valuation of Level 3 financial assets and liabilities are dependent on certain parameters which cannot be observed or corroborated in the market. This can be the case if, for example the specific financial instrument is traded in an inactive market. Common characteristics of an inactive market include a low number of transactions of the financial instrument; stale or non-current price quotations; price quotations that vary substantially either over time or among market makers; or little publicly released information. Unobservable parameters include volatility skews and correlation risk for derivative instruments, and refinancing periods and recovery rates for credit related products and loans.

4. Fair Value Measurements (continued)

The following table presents information about the Company's financial assets and financial liabilities measured at fair value on a recurring basis, as of March 31, 2012 within the fair value hierarchy (in thousands):

	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting [1]	Total
Assets					
Trading Assets:					
Mortgage-backed securities: [2]					
Residential mortgage-backed securities - agency	$ –	$ 22,797,172	$ –	$ –	$ 22,797,172
Residential mortgage-backed securities - non-agency	–	700,015	–	–	700,015
Commercial mortgage-backed securities	–	533,170	–	–	533,170
U.S. and foreign government and agency securities	10,676,189	4,203,014	–	–	14,879,203
Equity securities	1,217,895	477,600	–	–	1,695,495
Bank and corporate debt securities	–	1,308,278	–	–	1,308,278
Asset-backed securities	–	955,208	4,006	–	959,214
Collateralized debt/loan obligations	–	175,471	63,453	–	238,924
Derivative instruments:	–	–	–	–	–
Equity derivatives	831,692	20,804	64	–	852,560
Credit contracts	–	446,658	–	–	446,658
Foreign exchange contracts	–	403,785	–	–	403,785
Interest rate contracts	8,842	88,415	–	–	97,257
Netting	–	–	–	(1,678,097)	(1,678,097)
Total derivatives	840,534	959,662	64	(1,678,097)	122,163
Total Trading assets	$ 12,734,618	$ 32,109,590	$ 67,523	$ (1,678,097)	$ 43,233,634
Securities received as collateral	$ 24,141	$ –	$ –	$ –	$ 24,141
Securities purchased under agreements to resell[3]	$ –	$ 55,547	$ –	$ –	$ 55,547
Liabilities					
Trading Liabilities:					
Mortgage-backed securities:					
Residential mortgage-backed securities - agency	$ –	$ 699	$ –	$ –	$ 699
Commercial mortgage-backed securities	–	11,106	–	–	11,106
U.S. and foreign government and agency securities	8,125,286	1,516,606	–	–	9,641,892
Equity securities	997,045	91,063	–	–	1,088,108
Bank and corporate debt securities	–	700,881	–	–	700,881
Derivative instruments:	–	–	–	–	
Equity derivatives	850,766	4,652	–	–	855,418
Credit contracts	–	255,346	–	–	255,346
Foreign exchange contracts	–	444,926	–	–	444,926
Interest rate contracts	7,900	82,758	–	–	90,658
Other contracts	90	–	–	–	90
Netting	–	–	–	(1,512,597)	(1,512,597)
Total derivatives	858,756	787,682	–	(1,512,597)	133,841
Total Trading liabilities	$ 9,981,087	$ 3,108,037	$ –	$ (1,512,597)	$ 11,576,527
Obligation to return securities received as collateral	$ 24,141	$ –	$ –	$ –	$ 24,141
Long term borrowings of consolidated variable interest entities at fair value [3]	$ –	$ 134,425	$ –	$ –	$ 134,425

[1] The amount offset under counterparty netting of derivative assets and liabilities and cash collateral netting against derivatives.
[2] Includes $226,331 related to consolidated variable interest entities.
[3] Items for which the Company elected the Fair value option under ASC 825.

4. Fair Value Measurements (continued)

Valuation methodology by major class of financial asset and liability

The valuation methodology used by the Company to estimate fair value for major classes of financial assets and financial liabilities, together with the significant inputs which determine classification in the fair value hierarchy, is as follows:

Mortgage-backed securities - The fair value of mortgage-backed securities is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. Where all significant inputs are observable, the securities will be classified as Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are generally classified as Level 3.

U.S. and foreign government and agency securities - U.S. government securities are valued using quoted market prices, or alternative pricing sources. These securities are generally traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Some foreign government securities do not have readily quoted market prices and may be classified as Level 2 or Level 3. Agency securities are valued using similar pricing sources but are generally classified as Level 2 as they are traded in markets that are not considered to be active. Certain agency securities may be classified as Level 1 because they trade in active markets and there is sufficient information from a liquid market to classify them as Level 1.

Equity Securities - Equity securities include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available, in which case they are classified as Level 1. The Company determines whether the market is active depending on the sufficiency and frequency of trading of the security. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid offer spreads and are classified in Level 2.

Bank and corporate debt securities - The valuation of bank and corporate debt securities is primarily performed using internal models and market inputs such as price quotes and recent market transactions of identical or similar debt, yield curves, asset swap spreads and credit default spreads. Most corporate debt securities are classified in Level 2 because the modeling inputs are usually observable. Certain corporate debt securities may be classified as Level 1 because they trade in active markets where there is sufficient information from a liquid exchange or multiple sources and they are valued using an unadjusted quote for an identical instrument. Certain

4. Fair Value Measurements (continued)

securities may be classified as Level 3 because they trade infrequently and there is insufficient information from comparable securities to classify them as Level 2. These are valued using DCF valuation techniques which include unobservable inputs such as credit spreads of the issuer.

Asset-backed securities - Asset-backed securities ("ABS") may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates and loss severity. ABS are generally categorized in Level 2 of the fair value hierarchy. If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance and other inputs, then these securities are categorized in Level 3 of the fair value hierarchy.

Collateralized debt/loan obligations ("CDO/CLO") - Investments in CDOs/CLOs are valued using models where quoted market prices do not exist. Key inputs used by the model include market spread data for each credit rating, prepayment speeds, recovery rates and default probabilities. Where all significant inputs are observable, the securities will be classified as Level 2. Since some of these inputs are unobservable, certain CDOs/CLOs are classified as Level 3 where the unobservable inputs are significant.

Derivative instruments - Derivative instruments, including economic hedges of other trading securities, are carried at fair value. A derivative contract may be traded on an exchange or OTC. Exchange-traded derivatives are standardized and include certain options and futures contracts. The fair value of exchange-traded derivatives, such as futures and certain option contracts, are usually determined by quoted market prices and are, therefore, classified as Level 1. Where exchange-traded derivatives are not valued at the exchange price due to timing differences, these are classified as Level 2. OTC derivative contracts are individually negotiated between contracting parties. The fair value of derivatives negotiated in OTC markets is determined using techniques which include simple DCF techniques, Black-Scholes and Monte Carlo simulations. For OTC derivatives that trade in liquid markets, such as plain vanilla forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence. Derivatives that are valued using

4. Fair Value Measurements (continued)

models with significant unobservable inputs such as correlation, long-dated volatility, credit curves or other unobservable inputs are classified within Level 3. The Company does not apply hedge accounting as defined in ASC 815, as nearly all financial instruments that are risk managed using derivatives are marked to market with changes in fair value recorded in income.

Securities purchased under agreements to resell– The fair value of these agreements is computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks interest rate yield curves and option volatilities. These instruments are classified as Level 2.

Long term borrowings at fair value - These liabilities are asset backed securities which are valued consistently with the way the Company values its own inventory of asset backed securities (see above), and are classified in Level 2.

Valuation processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within this consolidated statement of financial condition, including those classified as Level 3 within the fair value hierarchy, the Company operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within the Company with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

- The Product Control Valuations Group ("PCVG") within Finance has primary responsibility for determining and implementing valuation policies and procedures in connection with determination of fair value measurements. In particular, this group will ensure that valuation policies are documented for each type of financial instrument in accordance with US GAAP. While it is the responsibility of market makers and investment professionals in the Company's trading businesses to price its financial instruments, the PCVG is responsible for independently verifying or validating these prices. In the event of a difference in opinion or where the estimate of fair value requires judgment, the valuation used within this consolidated statement of financial condition is made by senior managers independent of the trading businesses. The group reports to the Nomura Global Head of Product Control and ultimately to the Nomura Chief Financial Officer;

4. Fair Value Measurements (continued)

- The Accounting Policy Group within Finance defines the group's accounting policies and procedures in accordance with US GAAP, including those associated with determination of fair value under ASC 820 and other relevant US GAAP pronouncements. This group reports to the Nomura Global Head of Accounting Policy and ultimately to the Nomura Chief Financial Officer;

- The Model Validation Group ("MVG") within Risk Management validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models. The group reports to the Nomura Group Integrated Risk Management Committee;

The fundamental components of this governance framework over valuation processes within the Company particularly around Level 3 financial instruments are the procedures in place around independent price verification, pricing model validation and revenue substantiation.

Independent price verification processes

The key objective of the independent price verification processes within the Company is to verify the appropriateness of fair value measurements applied to all financial instruments within the Company. In applying these control processes, observable inputs are used whenever possible and when unobservable inputs are necessary, the processes seek to ensure the valuation methodology and inputs are appropriate, reasonable and consistently applied.

The independent price verification processes aim to verify the fair value of all positions to external sources on a regular basis. The process will involve obtaining data such as trades, marks and prices from internal and external sources and examining the impact of marking the positions at the external prices. Margin disputes within the collateral process will also be investigated to determine if there is any impact on valuations.

Where third-party sources such as brokers, dealers and consensus pricing services, are used for comparison purposes, consideration is given as to whether the pricing provided represents executable prices. For example, consensus pricing may exist for certain exotic derivative products. However, where the product itself or a similar product is no longer traded in the market, the financial instrument is classified as a Level 3 financial instrument. Consensus pricing provided by pricing services are checked against other available information such as trades and tradable screens or quotes in addition to alternative third-party providers.

4. Fair Value Measurements (continued)

Where there is a lack of observable market information around the inputs used in a fair value measurement then the PCVG and the MVG will assess the inputs used for reasonableness considering available information including comparable products, surfaces, curves and past trades.

Additional valuation adjustments may be taken for the uncertainty in the inputs used, such as correlation and, where appropriate, trading desks may be asked to execute trades to evidence market levels.

Model review and validation

For complex and illiquid financial instruments, pricing models are often used to determine fair value measurements. The MVG perform an independent model approval process which incorporates a review of the model assumptions across a diverse set of parameters. Considerations include:

- Scope of the model (different financial instruments may require different but consistent pricing approaches);
- Mathematical and financial assumptions;
- Full or partial independent benchmarking along with boundary and stability tests, numerical convergence, calibration quality and stability;
- Model integration within the firm's trading and risk systems;
- Calculation of risk numbers and risk reporting; and
- Hedging strategies/practical use of the model.

New models are reviewed and approved. The frequency of subsequent reviews is generally based on the model risk rating and the materiality of usage of the model with more frequent review where warranted by market conditions.

4. Fair Value Measurements (continued)

Revenue substantiation

PCVG also ensures adherence to the Company's valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatility, foreign exchange rates etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

Level 3 financial instruments

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information the Company would expect market participants to use in valuing similar instruments.

A range of possible fair values may be available for Level 3 financial instruments as a result of the uncertainties described above. The specific valuation is based on management's judgment of prevailing market conditions, in accordance with the Company's established valuation policies and procedures. Using reasonably possible alternative assumptions to value Level 3 financial instruments may significantly influence their value.

4. Fair Value Measurements (continued)

Quantitative information regarding significant unobservable inputs and assumptions

The following table presents quantitative information about the significant unobservable inputs and assumptions used by the Company for certain Level 3 financial instruments as of March 31, 2012 (dollars in thousands):

Class of financial Instrument	Fair value	Valuation Technique(s)	Unobservable Inputs	Range
Asset backed securities	$ 4,006	Discounted cash flow	Yields	4% - 15%
			Default probabilities	24% - 65%
			Loss severities	80% - 100%
Collateralized debt/loan obligations	$ 63,453	Discounted cash flow	Yields	13% - 21%
			Prepayment rates	15%
			Default probabilities	2%
			Loss severities	30% - 60%
Derivative warrants	$ 64	Option models	Volatilities	20%-40%

Sensitivity of fair value to changes in unobservable inputs

For each class of financial instrument described in the above table, changes in each of the significant unobservable inputs and assumptions used by the Company will impact the determination of a fair value measurement for the financial instrument. The sensitivity of these Level 3 fair value measurements to changes in unobservable inputs and interrelationships between those inputs are described below:

Asset backed securities ("ABS") and Collateralized debt/loan obligations ("CDOs/CLOs") – Significant increases (decreases) in yields, probability of default, and loss severity in the event of default in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

4. Fair Value Measurements (continued)

Derivatives – Where the Company is long optionality significant increases (decreases) in volatility will generally result in a significantly higher (lower) fair value measurement. Where the Company is short optionality the impact of these changes would have a converse effect on the fair value measurements.

Transfers between levels of the fair value hierarchy

The Company assumes that transfers of assets and liabilities from one Level to another Level within the fair value hierarchy occur at the beginning of each year. Amounts reported below, therefore represent the fair value of the transferred financial instruments at the beginning of the year.

Transfers from Level 1 to Level 2:

- Equity securities assets of approximately $1 million were transferred from Level 1 to Level 2 as certain market parameters became less observable.

Transfers from Level 2 to Level 1:

- Equity derivatives of approximately $4 million were transferred from Level 2 to Level 1 as certain market parameters became more observable.

Transfers from Level 2 to Level 3:

- Collateralized debt/loan obligations assets of approximately $10.4 million were transferred from Level 2 to Level 3 as certain market parameters became unobservable.

- Derivatives assets equity contracts of approximately $39 thousand were transferred from Level 2 to Level 3 as certain market parameters became unobservable.

Transfers from Level 3 to Level 2:

- Collateralized debt/loan obligations assets of approximately $151.9 million were transferred from Level 3 to Level 2 as certain market parameters became observable.

4. Fair Value Measurements (continued)

Fair value option for financial assets and liabilities

The Company carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 and ASC 825. When the Company elects the fair value option for an eligible item, changes in that item's fair value are recognized in income. Election of the fair value option is irrevocable unless an event that gives rise to a newbasis of accounting for that instrument occurs. Interest income and expense arising from financial instruments for which the fair value option has been elected are recognized within revenue or expense.

The financial assets and financial liabilities elected for the fair value option by the Company, the reasons for the election, and related gains and losses recognized during the year ended March 31, 2012 are as follows:

- *Securities purchased under agreements to resell* – The Company elected the fair value option for certain of these agreements to mitigate volatility in income caused by the difference in measurement basis that otherwise would arise between these agreements and the derivatives used to risk manage those instruments.

- *Long term borrowings of consolidated variable interest entities* - The Company elected the fair value option for these borrowings to mitigate the volatility in income that would arise as a result of carrying the assets of the VIE at fair value.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within revenue or expense.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated statement of financial condition since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the following financial instruments will approximate fair value since they are liquid, short-term in nature and / or contain minimal credit risk. These include *Cash and cash equivalents, Cash and securities segregated pursuant to federal and other regulations,* miscellaneous financial assets included in *Other assets,* and most *Securities*

4. Fair Value Measurements (continued)

borrowed, Securities purchased under agreements to resell, Securities sold under agreements to repurchase and *Borrowings from Parent.* Most of these financial instruments would be generally classified as either Level 1 or Level 2 within the fair value hierarchy.

However, the fair value of other financial instruments may be different than carrying value if they are longer term in nature or contain more than minimal credit risk. Examples include longer dated *Securities borrowed, Securities purchased under agreements to resell, Securities loaned, Securities sold under agreements to repurchase, Borrowings from Parent* and *Subordinated borrowings*. All of these financial assets and financial liabilities would be generally classified as Level 2 or Level 3 within the fair value hierarchy. As of March 31, 2012, the only such longer dated instruments were a minor amount of *Securities purchased under agreements to resell* as well as the *Subordinated Borrowings*. For the relevant portion of the *Securities purchased under agreements to resell* the Company determined that carrying value approximated fair value given the collateralized nature of the transactions.

The Company also holds ownership interests in exchanges which are accounted for at lower of cost or market and reported within *Other assets*. The fair value of these investments may also differ from carrying value. Where a quoted market price is available, these would generally be classified as Level 1 in the fair value hierarchy using the same methodology as is applied to other noncontrolling investments in equity securities. Where a quoted market price is not available, these are classified in Level 2 or Level 3 of the fair value hierarchy, depending on the observability of the inputs.

4. Fair Value Measurements (continued)

The following table presents carrying values, estimated fair values and classification within the fair value hierarchy of those fair values for financial instruments which are carried on a basis other than fair value within our Consolidated Statement of Financial Condition as of March 31, 2012. Where line items in our Consolidated Statement of Financial Condition include both financial and non-financial instruments, only the financial instruments are disclosed below. Financial instruments carried at fair value are separately reported in the tables above.

	Carrying Value	Fair Value	Fair Value by Level		
			Level 1	Level 2	Level 3
	(Dollars in thousands)				
Assets					
Cash and cash equivalents	$ 2,048,302	$ 2,048,302	$ 2,048,302	$ –	$ –
Cash and securities segregated pursuant to federal and other regulations	770,448	770,448	770,448		–
Securities purchased under agreements to resell [1][2]	48,284,053	48,284,053	–	48,284,053	–
Securities borrowed	16,843,898	16,843,898	–	16,843,898	–
Other assets	5,588	10,327	3,472	2,849	4,006
Liabilities					
Securities sold under agreements to repurchase [2]	78,345,492	78,345,492	–	78,345,492	–
Securities loaned	11,559,946	11,559,946	–	11,559,946	–
Borrowings from Parent	2,185,034	2,185,034	–	2,185,034	–
Subordinated borrowings	2,300,000	2,252,471	–	–	2,252,471

[1] Excludes balances carried at fair value under a fair value option election.

[2] Represents amounts after counterparty netting in accordance with ASC 210-20.

Fair Value of financial assets and liabilities carried on a basis other than fair value on a nonrecurring basis

In addition to the financial instruments carried at fair value on a recurring basis, the Company also carries other financial instruments at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Examples of such financial instruments include *Receivables from brokers, dealers and clearing organizations* and *Receivables from customers*. Fair value is only used in specific circumstances after initial recognition such as to measure impairment. The Company did not record any such impairments during the year ended March 31, 2012.

5. Derivative Instruments and Hedging Activities

In the normal course of business, the Company enters into transactions in derivative instruments in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market, credit and liquidity risks, and in connection with its proprietary trading activities. These financial instruments may include interest rate and credit default swaps, exchange traded and OTC options, futures, forward and foreign exchange contracts, mortgage-back to-be-announced securities ("TBAs"), extended settlement trades and securities purchased and sold on a when-issued basis.

An interest rate swap is a negotiated OTC contract in which two parties agree to exchange periodic interest payments for a defined period, calculated based upon a predetermined notional amount. Interest payments are usually exchanged on a net basis throughout the duration of the swap contract. Credit default swaps are credit derivatives in which the buyer exchanges a series of annuitized premium payments for default protection on an underlying credit asset over a specified period of time. Options are contracts that allow the holder of the option to purchase or sell a financial instrument, at a specified price and within a specified period of time, from the seller or to the writer of the options. Futures contracts, forward contracts, TBAs and when-issued securities provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield.

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain. For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties. For future contracts, the change in the market value is settled with a clearing broker dealer or exchange. As a result, the credit risk with the clearing broker or exchange is limited to the net positive change in the market value for a single day, which is recorded in Receivable from brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition.

5. Derivative Instruments and Hedging Activities (continued)

The following table quantifies the volume of the Company's derivative activity recorded in Trading assets and liabilities on the Consolidated Statement of Financial Condition, through a disclosure of notional amounts, in comparison with the fair value of those derivatives. Notional and fair value amounts are disclosed on a gross basis, prior to counterparty and cash collateral netting (in thousands):

	Derivative Assets		Derivative Liabilities	
	Notional	Fair Value	Notional	Fair Value
Equity contracts	$ 23,033,904	$ 852,560	$ 24,380,049	$ 855,418
Credit contracts	2,490,189	446,658	2,288,516	255,346
Foreign exchange contracts	12,224,493	403,785	11,731,420	444,926
Interest rate contracts[1]	441,469,698	97,257	36,962,259	90,658
Other contracts	–	–	9,000	90
Gross derivative instruments[2]	$ 479,218,284	1,800,260	$ 75,371,244	1,646,438
Less: Counterparty netting		(1,491,997)		(1,491,997)
Less: Cash collateral netting		(186,100)		(20,600)
Total derivative instruments		$ 122,163		$ 133,841

(1) Interest rate contracts are primarily comprised of mortgage-backed TBAs.

(2) Notional amounts include notionals related to long and short futures contracts of approximately $6,038,097 and $10,850,010, respectively. The variation margin on these futures contracts (excluded from the table above) of $37,775 and $45,821, is included in Receivables from brokers, dealers and clearing organizations and Payables to brokers, dealers and clearing organizations, respectively, on the Consolidated Statement of Financial Condition.

In the normal course of business, the Company enters into credit derivatives, primarily with an affiliate company, as part of its trading activities for credit risk mitigation, proprietary trading positions and for client transactions. Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities and that expose the seller to potential loss from credit risk related events specified in the contract. The types of credit derivatives used by the Company are those linked to the performance of a credit default index.

The Company actively monitors and manages its credit derivative exposures. Where credit protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of

5. Derivative Instruments and Hedging Activities (continued)

recourse provision to enable the Company to recover from third parties any amounts paid under a written credit derivative is not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

The Company quantifies the value of these purchased contracts in the following table in the row titled "Protection purchased". These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against the Company's exposure. To the extent the Company is required to pay out under the written credit derivative, a similar amount would generally become due to the Company under the purchased protection.

The following table presents information about the Company's written credit derivatives and the related protection purchased as of March 31, 2012 (in millions):

		Maximum Payout/Notional Years to Maturity	
	Carrying Value	Total	More than 5 years
Protection sold	$ (1,011)[1]	$ 1,170	$ 1,170
Protection purchased	1,197[1]	1,500	1,500

[1] Carrying values are reported on a gross basis, prior to cash collateral and counterparty netting.

Credit derivatives have a stated notional amount which represents the maximum payment the Company may be required to make under the contract. However, this is generally not a true representation of the amount the Company will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood of any payment, including the probability of default and the recovery value of the underlying asset. The Company believes that the maximum potential amount of future payments for credit protection sold does not represent the actual loss exposure based on historical experience.

The following table presents information about the Company's written credit derivative by external credit rating of the underlying asset. Ratings are based on Standard & Poor's and Moody's Investors Service. As these written credit derivatives relate to credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

5. Derivative Instruments and Hedging Activities (continued)

Maximum Potential Payout/Notional			
AAA	AA	Other	Total
$ 1,045	$ 100	$ 25	$ 1,170

6. Collateralized Financing Agreements

The Company enters into collateralized transactions to finance trading inventory positions, obtain securities for settlement, and meet customers' needs. Under these transactions, the Company either provides or receives collateral. The Company monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest and requests or returns additional collateral, when appropriate.

The Company primarily receives collateral in connection with securities purchased under agreements to resell and securities borrowed transactions. The Company is generally permitted to sell or repledge these securities held as collateral and to use the securities to enter into securities lending transactions or to deliver to counterparties to cover short positions. At March 31, 2012, the market value of securities collateralizing securities purchased under agreements to resell and securities borrowed was approximately $49.4 billion and $16.7 billion, respectively, substantially all of which was sold or repledged.

The Company pledges firm-owned securities to collateralize securities sold under agreements to repurchase and securities loaned transactions. Pledged securities that can be sold or repledged by the secured party are $9.1 billion at March 31, 2012 and are disclosed in parenthesis as pledged in Trading assets on the Consolidated Statement of Financial Condition. Trading assets owned which have been pledged as collateral without allowing the secured party the right to sell or repledge them, was approximately $33.1 billion at March 31, 2012.

7. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations consist of the following at March 31, 2012 (in thousands):

	Receivables	Payables
Receivables from / payables to brokers, dealers and clearing organizations	$ 1,472,583	$ 704,828
Securities failed-to-deliver/receive	306,796	779,564
Pending trades, net	–	2,111,626
	$ 1,779,379	$ 3,596,018

Receivables from broker, dealers and clearing organizations primarily include cash collateral deposited with clearing organizations. Securities failed-to-deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date. Pending trades represent the net amount payable on unsettled regular-way securities transactions.

8. Receivables from and Payables to Customers

Receivables from and payables to customers primarily include amounts due on delivery versus payment/receipt versus payment, customer fails and cash transactions. Securities owned by customers are held as collateral for receivables.

9. Subordinated Borrowings

The following subordinated borrowings are covered by agreements approved by the FINRA and are included by the Company in regulatory net capital, as defined, under the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1") (dollars in thousands):

Lender	Par Value	Maturity Date	Interest Rate
NHA	$ 500,000	March 31, 2014	Variable
NHA	300,000	December 31, 2013	Variable
NHA	1,500,000	December 31, 2012	Variable
	$ 2,300,000		

9. Subordinated Borrowings (continued)

Each loan agreement contains a provision that automatically extends the loan's maturity by one year unless specified actions are taken prior to maturity date. To the extent that such borrowings are required for the Company's continued compliance with minimum regulatory net capital requirements, the repayments are deferred. At March 31, 2012, the interest rate on these loans was 0.84%, which is based on NHA's adjusted cost of funds. At March 31, 2012, Interest payable of $1.6 million was due on these loans.

The Company also has approval from the FINRA for a Revolving Note and Cash Subordination Agreement (the "Agreement") with NHA for up to $1,450 million, which expires on December 31, 2012; there were no outstanding borrowings under the Agreement at March 31, 2012. The subordinated borrowings, under the agreement, if any, are available in computing net capital under the SEC Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. Off-Balance Sheet Risk and Concentration of Credit and Market Risks

Financial Instruments with Off-Balance Sheet Risk

The Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation within Trading liabilities on the Consolidated Statement of Financial Condition at March 31, 2012, at the fair values of such securities and will incur a loss if the fair value of the securities increases subsequent to March 31, 2012. Generally, the Company limits this risk by holding offsetting securities, futures or options positions.

Concentrations of Credit and Market Risks

The Company is engaged in various trading and brokerage activities with counterparties which include domestic financial institutions, multinational corporations, and the U.S. government and its agencies. A substantial portion of the Company's securities transactions are collateralized and executed with, and on behalf of, domestic commercial banks and other brokers and dealers.

The Company's exposure to credit risk associated with the nonperformance of these customers and counterparties in fulfilling their contractual obligations may be directly impacted by volatile or illiquid trading markets.

10. Off-Balance Sheet Risk and Concentration of Credit and Market Risks (continued)

The Company does not expect non-performance by customers or counterparties. However, the Company's policy is to monitor market exposure and counterparty risk through the use of a variety of control procedures, including approval of credit limits for credit sensitive activities, marking to market securities and requiring adjustments of collateral levels, as considered appropriate. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company is subject to concentrated credit risk due to the amount of positions it holds in securities issued by the U.S. and foreign governments and their agencies, as well as mortgage backed securities guaranteed by U.S. government agencies. Such amounts, which are carried at fair value and reflected in Trading assets on the Consolidated Statement of Financial Condition, represented approximately 33 percent of the Company's total assets as of March 31, 2012.

11. Commitments, Contingent Liabilities and Guarantees

Commitments

Presented below is a schedule of minimum future lease payments on non-cancelable operating leases as of March 31, 2012.

	Minimum Future Lease Payments	Minimum Future Sub - Lease Income	Net, Minimum Future Lease Payments
		(In thousands)	
Fiscal year:			
2013	$ 5,509	$ 120	$ 5,389
2014	3,783	124	3,659
2015	2,690	42	2,648
2016	2,163	–	2,163
2017	1,302	–	1,302
2018 and thereafter	251	–	251
Total minimum future lease payments	$ 15,698	$ 286	$ 15,412

Operating leases are subject to escalation clauses and are generally non-cancelable or cancelable only with substantial penalties.

11. Commitments, Contingent Liabilities and Guarantees (continued)

At March 31, 2012, the Company has commitments to enter into future resale and repurchase agreements totaling $9.8 billion and $5.1 billion, respectively.

In the normal course of business, the Company enters into underwriting commitments. There were no underwriting commitments outstanding at March 31, 2012.

Contingencies

In April 2011, the Federal Home Loan Bank of Boston ("FHLB-Boston") commenced proceedings in the Superior Court of Massachusetts against numerous sponsors, issuers and underwriters of residential mortgage-backed securities ("MBS"), and their controlling persons, including the Company and certain of its affiliates.

The action alleges that FHLB-Boston purchased residential MBS issued by an affiliate of the Company for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities.

FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by an affiliate of the Company but does not specify the amount of its purchases or the amount of any alleged losses. In its role as underwriter, the Company is indemnified by its affiliate for any losses in this matter. Due to the lack of information at this early stage of the litigation and the uncertainties involved, including lack of information concerning the alleged purchases by the plaintiff, and uncertainties concerning significant legal issues that may be dispositive, the Company cannot provide an estimate of exposure to loss related to this matter at this time.

In September 2011, the Federal Housing Finance Agency ("FHFA"), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the "GSEs"), commenced proceedings in the United States District Court for the Southern District of New York against numerous sponsors, issuers and underwriters of residential MBS, and their controlling persons, including the Company and certain of its affiliates. The action alleges that the GSEs purchased residential MBS issued by an affiliate of the Company for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven

11. Commitments, Contingent Liabilities and Guarantees (continued)

offerings in which an affiliate of the Company was the issuer in the original principal amount of approximately $2,046 million and seeks rescission of its purchases or compensatory damages. In its role as underwriter, the Company is indemnified by its affiliate for any losses in this matter. Due to the lack of information at this early stage of the litigation and the uncertainties involved, the Company cannot provide an estimate of exposure to loss related to this matter at this time.

Guarantees

The Company applies the provisions of ASC 460, *Guarantees* ("ASC 460"), which provides accounting and disclosure requirements for certain guarantees. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members.

To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded on the Consolidated Statement of Financial Condition.

For information about the maximum potential amount of future payments that the Company could be required to make under certain derivatives, such as written put options, the notional amount of contracts has been disclosed. The Company records all derivative contracts at fair value on its Consolidated Statement of Financial Condition. The Company believes the notional amounts generally overstate its risk exposure.

11. Commitments, Contingent Liabilities and Guarantees (continued)

The following table sets forth information about the Company's derivative contracts that could meet the definition of a guarantee as of March 31, 2012 (in millions):

	Maximum Payout/Notional By Period of Expiration			
		Years to Maturity		
Carrying Value of Liability	Maximum Payout	Less than 1 year	1-2 years	2-3 years
$ 853	$ 26,164	$ 24,110	$ 2,054	$ –

12. Transactions with Related Parties

The Company regularly enters into dealer, trading, clearing and financing transactions with NHI and affiliates. In the normal course of business, the Company pays commissions for trades executed with affiliates on behalf of its clients.

In addition, NHA provides office space and other equipment for use by the Company.

Additionally, the Company reimburses NHA, NHI and their affiliates, (collectively "the affiliates") for expenses and certain other costs, which the affiliates pay on behalf of the Company. The Company receives reimbursements from NHI's affiliates for certain expenses incurred and services rendered by the Company on the affiliates behalf. Services rendered include administrative and other related functions. These reimbursements are reflected in income. The Company also earns fees on these services provided to the affiliates. These fees are determined under a service level agreement and are included in income.

12. Transactions with Related Parties (continued)

At March 31, 2012, balances with related parties are included in the accompanying consolidated Statement of Financial condition captions as follows (in thousands):

Assets	
Securities purchased under agreement to resell	$ 13,697,988
Securities borrowed	1,731,286
Trading assets	76,774
Receivables:	
Brokers, dealers and clearing organizations	149,321
Customers	26,052
Interest and dividends	56,360
Other assets	108,921
Liabilities	
Securities sold under agreements to repurchase	12,728,402
Securities loaned	5,409,045
Borrowings from Parent	2,185,034
Trading liabilities	22,966
Payables and accrued liabilities:	
Brokers, dealers and clearing organizations	460,382
Customers	850,155
Interest and dividends	4,601
Other	171,758
Subordinated borrowings	2,300,000

At March 31, 2012, the Company had an overnight loan from NHA of $2,185 million. The interest rate on this loan at March 31, 2012, was 0.84%.

On November 30, 2011, NSI entered into a reorganization agreement with Nomura Holdings North America, Inc ("NHNA"), a wholly owned subsidiary of NHI, to acquire the assets and assume the liabilities of NHNA. The assets included NHNA's investment in its wholly owned subsidiary, NSNA, which until January 1, 2012, was a U.S. registered broker and dealer under the Securities and Exchange Act of 1934.

13. Income Taxes

The Company is included in the consolidated federal and certain combined state and local income tax returns filed by NHA and its subsidiaries (the "Group"). The Company and the Group have a practice whereby federal and state and local income and capital taxes are determined for financial reporting purposes on a separate company basis. Federal, and certain state and local income and capital taxes were paid to NHA. As such, taxes payable to NHA and other states of approximately $2.24 million are included in "Other payables and accrued liabilities", and taxes receivable from other states of approximately $432 thousand are included in "Other assets" on the Consolidated Statement of Financial Condition as of March 31, 2012.

The effective tax rate differs from the statutory federal tax rate of 35% primarily due to maintenance of a full valuation allowance (used to offset the Company's deferred tax assets ("DTA") which fail to meet the ASC 740 recognition test), accrual to return adjustments, and current year's state and local taxes.

The components of the Company's net deferred tax asset at March 31, 2012 are as follows (dollars in thousands):

Deferred tax asset	$ 719,083
Less valuation allowance	(718,548)
	535
Deferred tax liability	(535)
Net deferred tax asset	$ –

ASC 740 prescribes an asset and liability approach to accounting for taxes that requires the recognition of DTAs and deferred tax liabilities ("DTLs") for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, ASC 740 generally considers all expected future events other than future enactment of changes in the tax law or rates. The gross DTAs relate primarily to net operating loss ("NOL") carryforward, Section 163(j) interest expense deferral, compensation accruals and certain other accrued expenses.

A valuation allowance of $718.5 million has been maintained against the Company's DTAs in accordance with the realization criteria set forth in ASC 740. The net increase during the fiscal year ending March 31, 2012 in the total valuation allowance is $150.6 million, which was primarily attributable to the increase in gross DTAs from NSI's current year NOL and NHNA's NOL carryforward acquired in the reorganization (as described in Footnote 1).

13. Income Taxes (continued)

As a result of the reorganization, NSI succeeded to the tax attributes of the assets and liabilities acquired from NHNA.

At March 31, 2012, the Company had federal NOL carryforward of approximately $698.3 million (including $129.9 million of NOL carryforward from NHNA) which begin to expire in the year ending March 31, 2025. In addition, the Company had a New York State NOL of approximately $853.3 million and New York City NOL carryforward of approximately $849.6 million which begin to expire in the year ending March 31, 2020.

As of March 31, 2012, the Company determined that it has no uncertain tax positions, interest or penalties as defined within ASC 740, and accordingly, management has concluded that no additional ASC 740 disclosures are required. Management concluded that the unrecognized tax benefit recorded as of March 31, 2011, of $842 thousand, was no longer required and the tax benefit from its reversal is reflected in the March 31, 2012 state tax provision.

The Company is not currently under any federal, state or local jurisdiction audit. The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly change within the next 12 months.

14. Variable Interest Entities and Securitizations

Variable Interest Entities

In the normal course of business, the Company acts as transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization activities. The Company retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.

Under ASC 810-10-15, *Consolidations – Variable Interest Entities*, if the Company has an interest in a VIE that provides the Company with control over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses that could be significant to the VIE, the Company is the primary beneficiary of the VIE and must consolidate the entity, provided that the Company does not meet separate tests confirming that it is acting as a fiduciary for other interest holders.

14. Variable Interest Entities and Securitizations (continued)

Control over the most significant activities may take a number of different forms in different types of VIEs. For certain types of transactions, such as securitizations of residential mortgage pass through securities and other mortgage-backed securities ("re-securitization transactions"), there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the trust. In these cases, the Company focuses its analysis on decisions made prior to the closing of the initial transaction. If one or a number of third party investors share responsibility for the design of the re-securitization trust and purchase a significant portion of the resulting securities, the Company does not consolidate the re-securitization trust. The Company has sponsored numerous re-securitization transactions and in many cases has determined that it is not the primary beneficiary on the basis that control over the most significant activities of these entities are shared with third party investors.

However, the Company has consolidated a number of re-securitization trust VIEs, in each case where it was determined that third party investors did not share in the responsibility for the design of the re-securitization trust, as evidenced by less than significant purchases of the resulting securities by third party investors on the date of the re-securitizations. As of March 31, 2012, the underlying assets of the consolidated VIEs which are primarily comprised of mortgage backed securities, were approximately $226 million and are included in Trading Assets on the Consolidated Statement of Financial Condition.

Additionally, as of March 31, 2012, underlying liabilities of the VIEs, which are long term in nature, (with maturities ranging from 2034 through 2041), were approximately $134 million and are included in Long-term borrowings at fair value on the Consolidated Statement of Financial Condition.

The Company's maximum remaining exposure to economic loss related to the consolidated VIEs is limited to the amount of its interest in the VIE, which was approximately $92 million at March 31, 2012.

NSI also holds variable interest in VIEs where it is not the primary beneficiary. These include interests in residential resecuritzations sponsored by the Company, as well as interests in third party vehicles such as agency mortgage pass through trusts, agency and non-agency collateralized mortgage obligations, collateralized debt obligations, collateralized loan obligations and exchange traded funds. As of March 31, 2012, NSI's variable interests in such VIEs was approximately $25.0 billion and is included within Trading assets on the Consolidated Statement of Financial Condition. NSI's maximum exposure to loss associated with these VIEs is approximately $25.0

14. Variable Interest Entities and Securitizations (continued)

billion. The Company's maximum exposure to loss does not include the offsetting benefit of any financial instruments that the Company may utilize to economically hedge the risks associated with the Company's variable interests.

Securitizations

As discussed above, the Company transfers assets to special purpose entities ("SPEs") that securitize residential mortgage passthrough securities and other types of financial assets. The Company's involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. The Company accounts for the transfer of financial assets as a sale when the Company relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets. The Company may obtain an interest in the financial assets, including retained interest in the SPEs. These interests are accounted for at fair value and included in Trading assets on the Consolidated Statement of Financial Condition. During the year ended March 31, 2012, the Company recorded as sales transfers of approximately $16.9 billion in financial assets to resecuritization SPEs in which the Company has continuing involvement in the form of retained interests. The Company received cash proceeds and retained interests at closing of approximately $9.1 billion and $7.8 billion, respectively. Most of these retained interests were sold subsequent to the closing of the respective securitizations. At March 31, 2012, the Company's retained interests were approximately $2.0 billion and are included within Trading assets as mortgage-backed securities.

The retained interests are classified as Level 2 assets within the fair value hierarchy. The outstanding principal balance of financial assets transferred to SPEs in which the Company has continuing involvement, was $30.6 billion as of March 31, 2012.

During the year ended March 31, 2012, the Company did not provide financial support beyond its contractual obligations to any VIE.

15. Employee Benefit Plans

Substantially all employees of the Company are covered under the Company's Retirement Investment Plan. Certain qualified employees are also eligible to participate in the Supplemental Employee Retirement Plan. The Company's contribution to these defined contribution plans is based on employees compensation. Certain of the Company's employees participate in NHA's various incentive plans, which provide awards based on the performance of NHI stock and other observable investments/indices. The Company records its allocated share of stock-based compensation cost from NHA as an expense with a corresponding liability to NHA.

16. Net Capital

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum regulatory net capital. The Company utilizes the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum regulatory net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Company is also subject to CFTC Regulation 1.17, which requires the maintenance of regulatory net capital of 8% of the total risk margin requirement, as defined, for all positions carried in customer accounts plus 8% of the total risk margin requirement, as defined, for all positions carried in non-customer accounts or $1,000,000, whichever is greater. At March 31, 2012, the aggregate debit aspect of Rule 15c3-1 resulted in a greater regulatory net capital requirement. At March 31, 2012, the Company had regulatory net capital of approximately $2,177 million, which was approximately $2,149 million in excess of required net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

17. Subsequent Events

The Company has evaluated subsequent events through May 29, 2012, the date as of which this consolidated statement of financial condition is being issued.

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